
WHAT IS MAINVEST?

Rather than paying interest to Wall Street, businesses use Mainvest to raise capital from local investors so they can provide their community with returns instead. Invest in Main Street with as little as $100.

View Investment Opportunities
Edit Profile Watch this investment opportunity Share

Map data ©2021 Google
Women-led
Rangoon

Burmese Restaurant

500 Prospect Place
Brooklyn, NY 11238
Get directions
Opening hours unavailable
View Website
Connect with us
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2 for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Rangoon is seeking investment to expand with a new location in NYC.
Adding A Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID 19 RELIEF. REVIEW SPECIFICS
PRESS
Rangoon, One Of NYC's Only Strictly Burmese Restaurants, Opens In Brooklyn

"One moment I'm excited about this beautiful restaurant... I have everything I've dreamt of, and the next moment, I feel like I'd lost everything."

3 Crown, Prospect Heights Spots Named Michelin's Best Cheap Eats

Two of the restaurants are among the 30 newcomers to the list of best affordable NYC eateries.

A Burmese Kitchen That Combines Fidelity and Freedom

While other restaurants have simplified their dishes for takeout, Rangoon offers complex reasons to dine in Prospect Heights, Brooklyn.

Highly Anticipated NYC Burmese Restaurant Rangoon Opens For Three Nights This Week

Myo Moe's Crown Heights restaurant is opening with a limited menu for three nights only — for now

BURMESE CUISINE W/ A BLEND OF FIDELITY AND FREEDOM

Ms. Moe, who grew up in Myanmar, interprets the country's cuisine with a blend of fidelity and freedom that is new to Brooklynn. She emphasizes the subtlety and freshness that Burmese cooks admire. "Her ingredients demand attention — the rich, marbled pork shoulder she stews with tamarind pulp is one of the nicest pieces of meat I've had in a restaurant this year — and her seasonings repay it" - Pete Wells of the New York Times

Concise menu

Minimalist interior design
THE MENU

The menu is limited to a handful of vibrant salads, soothing noodles, and curries that reflect the country's cross-cultural cooking influenced by neighbors like China, Thailand, and India.

Noodles
Stew
Curries
Soup
Salad
and more.
This is a preview. It will become public when you start accepting investment.
RANGOON 2.0 (EXPANSION PLAN)

Insert more information about the expansion here.

THE TEAM
Myo Moe
Chef-owner

Chef Myo is from Myanmar, formerly known as Burma, located in Southeast Asia, and her menu options draw inspiration from the culinary traditions of her country. She used to work at Mercer Kitchen and other popular New York restaurants.

Daniel Bendjy
Co-Founder
OUR MISSION

To provide traditional Burmese and regional flavors to the heart of Brooklyn

Inspired by the casual yet elegant idea of a bistro, Rangoon brings you comfort food made from fresh and simple ingredients.
The perfect combination of healthy and satisfying.
Freshness & simplicity
OUR STORY

Chef Myo Moe prepares and serves traditional Burmese dishes from recipes passed on to her through her mother, grandmother, great grandmother and beyond. Traditional flavors and textures from the old capital city of Burma to the bustling neighborhoods of Brooklyn.

Keeping the tradition alive
Introducing new and exciting Burmese flavors to Brooklyn and the surrounding areas.
Family owned and operated
This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Buildout $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,750,000 $3,574,999 $4,290,000 $4,933,500 $5,525,521
Cost of Goods Sold $782,000 $1,016,599 $1,219,919 $1,402,906 $1,571,255
Gross Profit $1,968,000 $2,558,400 $3,070,081 $3,530,594 $3,954,266

EXPENSES

Rent $275,000 $281,875 $288,921 $296,144 $303,547
Utilities $15,700 $20,409 $24,490 $28,163 $31,542

Salaries $770,000 $1,000,999 $1,201,199 $1,381,378 $1,547,143
Insurance $12,600 $16,379 $19,654 $22,602 $25,314
Repairs & Maintenance $10,000 $10,250 $10,506 $10,768 $11,037
Legal & Professional Fees $22,000 $28,599 $34,318 $39,465 $44,200
General Costs $200,000 $259,999 $311,998 $358,797 $401,852
Equipment Lease $12,000 $12,300 $12,607 $12,922 $13,245
Marketing $25,000 $32,499 $38,998 $44,847 $50,228
Operating Profit $625,700 $895,091 $1,127,390 $1,335,508 $1,526,158

This information is provided by Rangoon. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status

$50,000

TARGET

$250,000

MAXIMUM

This investment round closes on August 11, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name RANGOON RESTAURANT CONCEPTS LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 0.3%-1.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2028
Financial Condition
Historical milestones

Rangoon has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in Brooklyn, New York

Achieved revenue of $402,306.33in 2020

Achieved yearly revenue of $458,157.06 as of May 20,2021

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rangoon to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rangoon operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rangoon competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rangoon's core business or the inability to compete successfully against the with other competitors could negatively affect Rangoon's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rangoon's management or vote on and/or influence any managerial decisions regarding Rangoon. Furthermore, if the founders or other key personnel of Rangoon were to leave Rangoon or become unable to work, Rangoon (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rangoon and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rangoon is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rangoon might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rangoon is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rangoon

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rangoon's financial performance or ability to continue to operate. In the event Rangoon ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rangoon nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rangoon will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rangoon is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rangoon will carry some insurance, Rangoon may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rangoon could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rangoon's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rangoon's management will coincide: you both want Rangoon to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rangoon to act conservative to make sure they are best equipped to repay the Note obligations, while Rangoon might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rangoon needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rangoon or management), which is responsible for monitoring Rangoon's compliance with the law. Rangoon will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rangoon is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rangoon fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rangoon, and the revenue of Rangoon can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rangoon to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Rangoon is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Rangoon is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Rangoon. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Rangoon isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
Blog
Press
Petitions
FAQ
Referral Program
Business Resource Center
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy